Exhibit 99.1

Dominion Diamond Announces Results of Fox Deep Preliminary Economic Assessment

CALGARY, Alberta--(BUSINESS WIRE)--September 6, 2017--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company” or “Dominion”) is pleased to report the results of a preliminary economic assessment (“PEA”) on the development of an underground operation below the mined out Fox open pit at the Ekati Diamond Mine (“Ekati mine”) in the Northwest Territories of Canada. The Fox kimberlite pipe is located in the Core Zone Joint Venture in which the Company has an 88.9% participating interest. Unless otherwise indicated, all amounts are presented on a 100% basis, and all financial information is presented in US dollars.

Highlights

  Preliminary economic assessment on Fox Deep project based on underground incline caving mining method, with incremental post-tax net present value at 7% discount rate of $187 million (Dominion’s share) and internal rate of return of 23%
  PEA based on processing of 31.3 million tonnes and recovery of 11.0 million carats from Fox Deep
  Fox Deep would extend the mine life at Ekati to fiscal 2042 from fiscal 2035, which reflects inclusion of the recently-approved Misery Deep project
  Initial capital development of $628 million, sustaining capital of $192 million, and total operating expenses of $1.4 billion or $51 per dry metric tonne processed
  Base case diamond price of $232 per carat based on the Company’s July 2017 Price Book, increased at 2.5% per annum during the life of the mine
  Pre-feasibility study (“PFS”) on Fox Deep underway and on track for completion in late fiscal 2018

Fox Deep Project – Preliminary Economic Assessment

The Fox pipe was in production as an open pit operation from 2005 to 2014, and produced more than 8.7 million carats. The Fox Deep PEA evaluated the underground development of the Fox pipe, using an incline cave mining method, as an incremental development opportunity to the existing mine plan. The net present value (NPV) calculation for Fox Deep represents the Company’s share of the incremental NPV. This analysis assumes production at Fox Deep from fiscal 2033 to fiscal 2042, which would extend the Ekati life of mine plan by seven years.

On February 22, 2017, the Company announced the results from a reverse circulation (“RC”) drilling campaign at Fox Deep in the winter/spring of 2016. The resource model, updated with new data from the 2016 drilling campaign, confirmed the continuity of the resource at depth and identified a deep higher-grade zone. As disclosed on April 12, 2017, the indicated mineral resource increased substantially to 45.6 million tonnes and 16.5 million carats as at January 31, 2017, from the previous estimates of 35.2 million tonnes and 11.6 million carats, respectively.

A PEA and PFS on the project were initiated in spring 2017, based on an incline caving method. Incline caving has been used successfully at the Koala underground operation at the Ekati mine. This method has been identified as the most appropriate one to achieve increased height of draw, a lower extraction level, and access to the higher-grade zone identified at depth in the 2016 drill program. The incline cave design is expected to have improved geotechnical stability compared to block caving, and a potentially higher production rate due to a larger number of drawpoints. A trade-off study between shaft and ramp access to Fox Deep was completed during the PEA and concluded that ramp access is preferable both economically and technically.

The PEA is based on the mining of Fox Deep from calendar 2032 to calendar 2041. This would defer the reclamation and closure of the main Ekati site by 7 years, to calendar 2042. The mine plan includes the extraction of 31.3 million tonnes of kimberlite on five underground production levels, using an incline caving method similar to that currently employed at the Koala pipe. A total of 11.0 million carats are expected to be recovered from Fox Deep.

The area surrounding the Fox pipe is currently under a surface lease, which provides tenure for operational infrastructure. Development of an underground mine below the existing open pit would likely require an amendment of the Ekati Water Licence to include the project scope, and a new Land Use Permit, but will largely rely on existing regulatory instruments. The permitting process for the Fox Deep project is expected to be similar to that of the Misery Deep project, which was initiated in August 2017.

The PEA was conducted by SRK Consulting (Canada) Inc. which designed the conceptual mine development layout, prepared schedules for development and production, and developed capital and operating cost estimates. The Company contributed sections of the report in alignment with the authors of the study. The chart below summarizes the incremental production, and capital and operating costs as estimated in the PEA:

Fox Deep Preliminary Economic Assessment Key Operating and Financial Highlights

Mining Method	Incline block caving (underground)
Mined Kimberlite	31.3 million tonnes
Recovered Carats	11.0 million carats
Recovered Grade	0.4 carats per tonne[1]
Diamond Recovery	99%[2]
Initial Development Capital	$628 million[3]
Sustaining Capital	$192 million[3]
Total Unit Operating Cost	$51 per tonne processed[3]
Base Case Diamond Price	$232 per carat[4]
First Production Date	Fiscal 2033
Mine Operational Life	10 years
Post-tax NPV (incremental)	$187 million[5]
Real Discount Rate	7%[6]
Post-tax IRR (incremental)	23%[5]

Note: All dollar figures refer to real 2017 dollars and, except for NPV and IRR, are on a 100% basis. Tonnes refer to dry metric tonnes.

(1)	The recovered grade is at 1.0 mm cut-off and includes contribution of additional carats from the fines dense media separation (“Fines DMS”) unit in the Ekati processing plant.
(2)	Recovery relative to mineral resource reported at +0.5 mm cut-off (based upon diamonds that would be recovered by the Ekati bulk sample plant using 0.5 mm width slot de-grit screens).
(3)	Assumes an exchange rate of 1.33 CAD/USD in calendar 2017 and thereafter. An exchange rate of 1.25 CAD/USD and 1.41 CAD/USD would result in a post-tax NPV of $169 million and $205 million, respectively (Dominion’s share). Initial development capital includes a $126 million or 25% contingency. Total unit operating cost refers to average unit cost per dry metric tonne processed, including direct and indirect mining costs, processing costs, general and administrative costs, and marketing costs.
(4)	Based on the Company’s July 2017 Price Book. The rough diamond price forecasts for the Fox Deep PEA include 2.5% per annum real price growth during the life of the mine; real price growth of nil and 3.5% would result in a post-tax NPV of ($37) million and $307 million, respectively (Dominion’s share).
(5)	Company’s share of unlevered NPV and project IRR are after taxes and royalties. The PEA is based on indicated mineral resources, and mineral resources that are not mineral reserves do not have demonstrated economic viability.
(6)	A discount rate of 5% and 10% would result in a post-tax NPV of $299 million and $91 million, respectively (Dominion’s share).

Diamond Price Assumptions

The base case diamond price is approximately $232 per carat (in 2017 dollars) in the Fox Deep PEA. Pricing is based on the July 2017 Price Book and 99% recovery relative to the mineral resource. The rough diamond price forecasts include 2.5% per annum real price growth during the life of the mine; real price growth of nil and 3.5% would result in a post-tax NPV of ($37) million and $307 million, respectively (Dominion’s share). The Fox Deep PEA includes additional diamond recovery in the lower value smaller size categories as a result of the Company’s Fines DMS unit in the Ekati processing plant, which lowers the average recovered price, but increases total project revenue. The PEA assumes the Fines DMS is fully operational for the life of the project.

Capital Expenditure Assumptions

The Fox Deep project will require the addition of incremental site infrastructure such as ramp portals, fan installations, dewatering lines, 28 kilometres of new underground development, construction of underground infrastructure, an ore conveyor, purchase of new underground mining equipment, and owner’s costs to support project development and execution. The PEA assumes that project development would be timed such that the start of production at Fox Deep would coincide with the end of operations at the Jay open pit. The following chart sets out the estimated initial development capital expenditures by fiscal year for the Fox Deep project:

Fiscal Year	2028	2029	2030	2031	2032	2033	2034	Total
Initial Development Capital ($ Millions)	11	23	92	73	79	196	155	628

Incremental sustaining capital is estimated to total $192 million during the operational life of the project. This comprises $55 million from fiscal year 2035 to 2042, for mine development, rebuilds and other project-specific capital expenditures, and $137 million during the same period, to extend the life of the Ekati process plant, power plant and other existing infrastructure.

Production Assumptions

The Fox Deep PEA indicates that the incline caving method can support a peak production rate of 4.35 million dry metric tonnes per year from 104 drawpoints on five levels; this rate matches the projected capacity of the Ekati process plant after completion of the upgrades described in the most recent technical report for the Ekati mine entitled “Ekati Diamond Mine, Northwest Territories, Canada, NI 43-101 Technical Report” which has an effective date of July 31, 2016. The PEA is based on the following production assumptions:

Fiscal Year	2033	2034	2035	2036	2037	2038	2039	2040	2041	2042
Tonnes Processed (Millions)	0.1	1.9	4.2	4.3	4.3	4.4	4.3	4.1	2.3	1.3
Grade (Carats per Tonne)	0.5	0.4	0.4	0.4	0.4	0.4	0.3	0.3	0.3	0.3
Carats Recovered (Millions)	0.1	0.7	1.7	1.6	1.5	1.6	1.5	1.2	0.7	0.4

Note: Totals may not add up due to rounding.

Mineral Resource Estimates

The following table summarizes the mineral resources at the Fox Deep project, expressed in millions of tonnes (Mt), carats per tonne (cpt) and millions of carats (Mct). No mineral reserve has been reported for the Fox Deep project. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Fox Deep Mineral Resources as of January 31, 2017 (100% basis)

Zone	Type	Measured Mineral Resource			Indicated Mineral Resource			Inferred Mineral Resource
		Mt	cpt	Mct	Mt	cpt	Mct	Mt	cpt	Mct
Core	UG	-	-	-	45.6	0.4	16.5	5.4	0.4	2.2

Notes:

(1)	Mineral resources are reported in accordance with CIM Definition Standards.
(2)	Dominion is operator and has an 88.9% participating interest in the Core Zone Joint Venture area.
(3)	Mineral resources are reported at +0.5 mm (diamonds recovered using a 0.5 mm width slot de-grit screen and retained on a 1.0 mm circular aperture screen).

Next Steps

The Company is currently advancing a PFS on Fox Deep. The PFS will provide more detail on the economic and technical viability of the project, and will also consider additional production scenarios, including the development of Fox Deep earlier in the mine plan than is assumed in the PEA. The PFS is on track for completion by the end of the current fiscal year.

Subject to the results of the PFS, the Company is considering a supplementary drilling program on the Fox kimberlite in winter/spring 2018, including additional delineation of the pipe at the proposed extraction level, additional hydrogeological and geotechnical investigation, and collection of additional RC grade samples.

Qualified Person
The mineral resource estimate for the Fox Deep project was prepared and verified under the supervision of Mr. Peter Ravenscroft, FAusIMM, of Burgundy Mining Advisors Ltd., an independent mining consultancy, and a Qualified Person within the meaning of National Instrument 43-101. The other scientific and technical information contained in this press release has been prepared and verified by Dominion, operator of the Ekati mine, under the supervision of Chantal Lavoie, P. Eng., Chief Operating Officer of Dominion, and President of Dominion Diamond Ekati Corporation (DDEC), and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators. Dominion was assisted by Jaroslav Jakubec, C.Eng, MIMMM, of SRK Consulting (Canada) Inc., who supervised the mine engineering, geological engineering, underground mine infrastructure, relevant content in the capital and operating cost estimates, the surface infrastructure, and the mineable inventory. Jaroslav Jakubec is a Qualified Person within the meaning of National Instrument 43-101. Each person has reviewed and approved the information in this news release relevant to the portion of the Fox Deep PEA for which they are responsible.

Forward-Looking Information
The information included herein that is not current or historical factual information, including information about estimated mine life and other development plans at the Ekati mine, estimated economics of the Fox Deep project, estimated resources, projected capital costs, and future diamond prices, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Ekati mine; mining, production, construction and exploration activities at the Ekati mine; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, risks associated with the remote location of and harsh climate at the Company’s mining properties, variations in mineral reserve and mineral resource estimates, grade estimates and expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks associated with regulatory requirements and the ability to obtain all required permits, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian mining company and one of the world’s largest producers and suppliers of premium rough diamond assortments to the global market. The Company operates the Ekati Diamond Mine, in which it owns a controlling interest, and owns 40% of the Diavik Diamond Mine, both of which are located in the low political risk environment of the Northwest Territories in Canada. It also has world-class sorting and selling operations in Canada, Belgium and India.

For more information, please visit www.ddcorp.ca.

CONTACT:
Investors:
Dominion Diamond Corporation
Jacqueline Allison, 416-205-4371
Vice-President, Investor Relations
jacqueline.allison@ddcorp.ca
or
Canadian Media Contact:
DFH Public Affairs
Ian Hamilton, 416-206-0118 x222
or
US Media Contact:
Gagnier Communications
Dan Gagnier, 646-569-5897